Exhibit 99.1

WIH La Quinta Inn Hotels

Combined Financial Statements as of March 31,

2014 and December 31, 2013, and

for the Three Months Ended March 31,

2014 and 2013 (Unaudited)

WIH LA QUINTA INN HOTELS

TABLE OF CONTENTS

Page
UNAUDITED COMBINED FINANCIAL STATEMENTS AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013:

Combined Balance Sheets	3

Combined Statements of Operations	4

Combined Statements of Changes in Member’s Equity	5

Combined Statements of Cash Flows	6

Notes to Combined Financial Statements	7–12

WIH LA QUINTA INN HOTELS

COMBINED BALANCE SHEETS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(In thousands)

	2014	2013
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$55	$42
Restricted cash	19	2
Accounts receivable — net	1,345	936
Inventory	333	243
Prepaid expenses and other	271	490

Total current assets	2,023	1,713
PROPERTY AND EQUIPMENT — Net	85,746	86,195
OTHER ASSETS	101	101

TOTAL	$87,870	$88,009

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$3,252	$2,873
Mortgage loan and mezzanine loan	59,353	61,103

Total liabilities	62,605	63,976
COMMITMENTS AND CONTINGENCIES (Note 6)
MEMBER’S EQUITY	25,265	24,033

TOTAL	$87,870	$88,009

See notes to unaudited combined financial statements.

WIH LA QUINTA INN HOTELS

UNAUDITED COMBINED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(In thousands)

	2014	2013
REVENUE:
Room	$11,278	$10,513
Retail and other	135	111

Total revenue	11,413	10,624

OPERATING EXPENSES:
Room	2,307	2,146
Retail and other	71	69
Management, marketing and related party fees	542	532
Selling, general, and administrative	3,692	3,678
Depreciation	1,146	1,146

Total operating expenses	7,758	7,571

LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT	—	(6)

OPERATING INCOME	3,655	3,047
INTEREST EXPENSE	(396)	(291)

NET INCOME	$3,259	$2,756

See notes to unaudited combined financial statements.

WIH LA QUINTA INN HOTELS

UNAUDITED COMBINED STATEMENTS OF CHANGES IN MEMBER’S EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(In thousands)

BALANCE — January 1, 2013	$19,743
Distributions	(3,035)
Net income	2,756

BALANCE — March 31, 2013	$19,464

BALANCE — January 1, 2014	$24,033
Contributions	1,751
Distributions	(3,778)
Net income	3,259

BALANCE — March 31, 2014	$25,265

See notes to unaudited combined financial statements.

WIH LA QUINTA INN HOTELS

UNAUDITED COMBINED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(In thousands)

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,259	$2,756
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,146	1,146
Loss on disposal of property and equipment	—	6
Provision for bad debts	(3)	(4)
Amortization of deferred financing costs	68	—
Changes in operating assets and liabilities:
Accounts receivable	(407)	11
Inventory	(90)	1
Prepaid expenses and other	152	106
Accounts payable and accrued expenses	380	(149)

Net cash provided by operating activities	4,505	3,873

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(697)	(813)
Change in restricted cash	(17)	(22)

Net cash used in investing activities	(714)	(835)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to Parent	(3,778)	(3,035)

Net cash used in financing activities	(3,778)	(3,035)

INCREASE IN CASH AND CASH EQUIVALENTS	13	3
CASH AND CASH EQUIVALENTS:
Beginning of period	42	27

End of period	$55	$30

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for interest during the period	$396	$291

SUPPLEMENTAL DISCLOSURE OF NONCASH — Financing information:
Noncash contribution from Parent resulting from Parent’s paydown of the Company’s mortgage loan and mezzanine loan	$1,751	$—

See notes to unaudited combined financial statements.

WIH LA QUINTA INN HOTELS

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013, AND

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying financial statements represent the combined financial statements of WIH La Quinta Inn Hotels (the “Company”). WIH La Quinta Inn Hotels is comprised of 14 hotel properties that are owned, directly or indirectly, by WIH Hotels, L.L.C. WIH Hotels, L.L.C. (or “Parent”) was formed on September 21, 2004, under the laws of the State of Delaware and is owned, managed, and advised by Blackstone Real Estate Partners IV, L.P., Blackstone Real Estate Partners IV TE.2 L.P., Blackstone Real Estate Partners IV F L.P., Blackstone Real Estate Partners IV TE.1 (DC) L.P., Blackstone Real Estate Partners IV TE.2 (DC) L.P., Blackstone Real Estate Partners IV TE.3-A (DC) L.P. and Blackstone Real Estate Holdings IV L.P., (collectively, the “Fund”) and their affiliates. The accompanying combined financial statements include the accounts of the following hotels:

La Quinta Inn — Fairfield

La Quinta Inn — Armonk

La Quinta Inn — Coral Springs

La Quinta Inn — Deerfield

La Quinta Inn — Sunrise

La Quinta Inn — Miami Lakes

La Quinta Inn — Naples

La Quinta Inn — Plantation

La Quinta Inn — Sarasota

La Quinta Inn — Wayne

La Quinta Inn — West Palm Beach

La Quinta Inn — Ft. Lauderdale

La Quinta Inn — Clifton

La Quinta Inn — Elmsford

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying unaudited combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all information or footnotes required by GAAP for complete annual financial statements. Although we believe the disclosures made are adequate to prevent the information presented from being misleading, these financial statements should be read in conjunction with the combined WIH La Quinta Inn Hotels financial statements and notes thereto for the years ended December 31, 2013, 2012, and 2011 which are included in the prospectus, dated April 8, 2014 filed by La Quinta Holdings Inc. with the Securities & Exchange Commission on April 9, 2014.

All intercompany transactions have been eliminated. In our opinion, the accompanying combined financial statements reflect all adjustments, including normal recurring items, considered necessary for a fair presentation of the interim periods.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and, accordingly, ultimate results could differ from those estimates. Interim results are not necessarily indicative of full year performance because of the impact of seasonal and short-term variations.

Cash and Cash Equivalents — Cash and cash equivalents primarily consist of cash in banks and highly liquid investments with original maturities of three months or less when purchased.

Restricted Cash — Restricted cash represents cash collected and held in restricted depository accounts or in escrow for the payment of property taxes and debt service under the mortgage arrangements.

Accounts Receivable — Net — Accounts receivable are primarily due from major credit card companies and other large corporations. A provision for possible bad debts is made when collection of receivables is considered doubtful. The allowance is estimated based on specific review of customer accounts, as well as historical collection experience and current economic and business conditions. The allowance for doubtful accounts was approximately $44,000 and $58,000, as of March 31, 2014 and December 31, 2013, respectively.

Inventory — Inventory consists of unused operating supplies, which are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. Provisions are made, as necessary, to reduce excess or obsolete inventories to their net realizable values.

Prepaid Expenses — Prepaid expenses primarily consist of prepaid insurance, prepaid maintenance contracts, and prepaid advertising. Advertising costs are expensed when the advertisement is run.

Distributions to and Contributions from Parent — Distributions to Parent or BRE/Prime Holdings LLC, a holding company also owned by WIH Hotels L.L.C., represent the cash generated by the Company that is transferred to the Parent through sweep arrangements under the provisions of the mortgage loan and mezzanine loan agreements discussed in Note 5. The Parent controls the sweep accounts and uses the cash in these accounts to pay down the mortgage loan and mezzanine loan. Contributions from Parent represent subsequent funding by Parent to pay the obligations, including operating expenses, of the Company. Additionally, any net cash position advanced to Parent is forgiven each year and therefore is accounted for as an equity distribution.

Property and Equipment — Net — Property and equipment were valued at acquisition based on their estimated fair values at the date of acquisition. Subsequent additions are recorded at cost. Expenditures for maintenance, repairs, and renewals of items that do not extend the service life or increase the capacity of assets are charged to expense as incurred. Expenditures that increase the life or utility of property and equipment are capitalized. The Company recorded a loss on disposals of $6,000 during the three months ended March 31, 2013. Depreciation has been computed using the straight-line method using useful lives as follows:

Years
Building and improvements	15–40
Land improvements	15–20
Furniture, fixtures, and equipment	3–10

Long-Lived Assets and Assets to be Disposed of — Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured as the amount by which the carrying amount of the assets exceeds their estimated fair value. Assets to be disposed of are reported at the lower of their carrying amount or estimated fair value less costs to sell. Fair value is determined using management’s best estimate of the discounted net cash flows over the remaining life of the asset. No impairments of long-lived assets were recorded during the three months ended March 31, 2014 and 2013.

Subsequent Events — The Company has evaluated subsequent events through May 20, 2014, the date the financial statements were available to be issued, see Note 9.

Fair Value of Financial Instruments — Cash and cash equivalents, restricted cash, accounts receivables, accounts payable and accrued expenses are carried at cost, which approximates fair value based on their short-term or highly liquid nature. The outstanding balance of mortgage loan and mezzanine loan bears a variable interest rate and, accordingly, the carrying amounts approximate their fair value.

Revenue Recognition — Revenue associated with room rentals, retail and other sales at the hotels is recognized when services are rendered and goods are provided. Room revenue is generated by the rental of rooms and retail and other revenues from the sale of goods and other services provided by the hotels. Advance deposits arise as a normal part of business due to advance payments from hotel guests for accommodations. Such amounts are deferred until the related services are provided.

Income Taxes — The WIH La Quinta Inn Hotels are limited partnerships for federal income tax purposes. As such, the income tax effects of the results of operations of the WIH La Quinta Inn Hotels accrue directly to the member. Accordingly, the accompanying combined financial statements do not include a provision for income taxes.

Fair Value Measurements — In accordance with the authoritative guidance on fair value measurements and disclosures, the Company measures nonfinancial assets and liabilities subject to non-recurring measurement and financial assets and liabilities subject to recurring measurement based on a hierarchy that prioritizes inputs to valuation techniques used to measure the fair value. Inputs used in determining fair value should be from the highest level available in the following hierarchy:

Level 1 — Inputs based on quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access.

Level 2 — Inputs based on quoted prices for similar assets or liabilities, quoted market prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 — Inputs are unobservable for the asset or liability and typically based on an entity’s own assumptions as there is little, if any, related market activity.

The Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analysis, incorporating available market discount rate information for similar types of instruments and the Company’s estimates for non-performance and liquidity risk. These techniques are significantly affected by the assumptions used, including the discount rate, credit spreads, and estimates of future cash flows.

At March 31, 2014 and December 31, 2013, the WIH La Quinta Inn Hotels had assets that under certain conditions would be subject to measurement at fair value on a non-recurring basis, such as long-lived assets subject to fair value measurement when an impairment loss is recorded. Recognition of these assets at their fair value would be determined utilizing Level 3 inputs.

For the three months ended March 31, 2014 and 2013, the Company did not have assets for which it recorded impairment. As a result, the Company did not have assets measured at fair value on a nonrecurring basis during the three months ended March 31, 2014 and 2013.

3.	PROPERTY AND EQUIPMENT — NET

A summary of property and equipment as of March 31, 2014 and December 31, 2013, is as follows (in thousands):

	2014	2013
Land and land improvements	$17,936	$17,936
Buildings and improvements	86,868	85,432
Furniture, fixtures, and equipment	17,150	16,630
Construction in progress	—	226

Total property and equipment	121,954	120,224
Less accumulated depreciation	(36,208)	(34,029)

Property and equipment — net	$85,746	$86,195

Depreciation expense for the three months ended March 31, 2014 and 2013 was approximately $1.1 million each period.

4.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of March 31, 2014 and December 31, 2013, consist of the following (in thousands):

	2014	2013
Accounts payable	$1,198	$1,185
Accrued payroll and related amounts	665	618
Accrued real estate taxes	242	—
Accrued sales, use and occupancy tax	534	413
Other accrued liabilities	613	657

Total	$3,252	$2,873

5.	MORTGAGE LOAN AND MEZZANINE LOAN

The WIH La Quinta Inn Hotels were acquired in a series of transactions. Mortgage and mezzanine loans were originated in connection with a financing involving the WIH La Quinta Inn Hotels and certain other properties. The total outstanding debt of the Parent and its subsidiaries with respect to such loans at March 31, 2014 and December 31, 2013, was $115.1 million and $118.9 million, respectively. At March 31, 2014 and December 31, 2013, $104.6 million and $108.4 million, respectively, represented the mortgage loan and $10.5 million and $10.5 million, respectively, represented the mezzanine loan. The 14 hotel properties have individual release price allocations. The portion of the loans associated with the assets being presented and the related interest expense, represent the equivalent proportion with respect to the Parent and its subsidiaries’ outstanding mortgage loan, mezzanine loan and interest expense amounts allocated based on each hotel properties’ release amount. On May 10, 2011, the Parent and its subsidiaries under the mortgage and mezzanine loans entered into loan modification agreements with their lenders, which provided for the release of La Quinta Inn – Armonk from the mortgage loan. The loan modification further required that the La Quinta Inn – Armonk, La Quinta Inn – Clifton and La Quinta Inn – Elmsford secure the mezzanine loan only. In connection with this loan modification, a portion of the mezzanine loan was paid off at a discount resulting in a gain on extinguishment of debt. The portion of the gain attributed to the Company was $6.7 million. The amendment also extended the term of the loans for two successive one-year terms through May 10, 2013 and required the Parent to make quarterly principal payments of approximately $1.7 million through the final maturity date to be applied to the mortgage loan until fully repaid. The Parent’s payments of this balance are reflected as contributions by the Parent.

On May 9, 2013, the Parent and its subsidiaries under the mortgage loan and mezzanine loan entered into loan extension agreements, which extended the maturity date of the loans through June 11, 2013. On June 7, 2013 the Parent and its subsidiaries under the mortgage loan entered into the Third Modification of Loan Agreement and Omnibus Amendment, and the Parent and its subsidiaries under the mezzanine loan entered into the Third Modification of Mezzanine Loan Agreement and Omnibus Amendment which, among other things, provide an extension of the maturity date of the mortgage and mezzanine loans through the payment date occurring in July 2014. An additional principal payment of $3.8 million was made in February 2014 by the Parent. Of this amount $1.7 million represents the principal payment attributable to the Company. This amount is recorded by the Company as a capital contribution by the Parent.

Prior to June 7, 2013, the mortgage and mezzanine loans paid interest at the one-month London InterBank Offered Rate (LIBOR) plus a spread on a blended basis of 1.677%, from June 7, 2013 and thereafter, the spread on a blended basis increased to 3.148%.

Cash flows from the mortgaged properties in excess of amounts due on the mortgage and mezzanine loans are required to be deposited into reserve accounts, and amounts released to the Company for operating expenses for the mortgaged properties are placed in restricted cash accounts which can be used as additional collateral to pay down the loans or certain other permitted uses.

Pursuant to the terms of the mortgage and mezzanine loans, the borrowers were also required to enter into an interest rate cap agreement with respect to each loan. An interest rate cap provides that a counterparty is obligated to pay any interest attributable to LIBOR over a set rate on a specified notional principal amount for a specific term. The value of the interest rate cap is not material at March 31, 2014 and December 31, 2013.

6.	COMMITMENTS AND CONTINGENCIES

Insurance — The Company participates in a comprehensive insurance program on its properties, including liability, business interruption, fire, and extended coverage including windstorm and flood, in the types and amounts management believes are customary for the resort and hotel industry. Certain insurance risks for medical and workers’ compensation are self-insured by property management companies of the WIH La Quinta Inn Hotels (see Note 8) subject to certain stop-loss thresholds and therefore those property management companies direct bill medical, dental, and workers’ compensation costs to the hotel properties.

Litigation — The Company is not a party to any significant litigation or claims, other than routine matters arising out of the ordinary course of business. The Company believes that the results of all claims and litigation, individually or in the aggregate, will not have a material adverse effect on the Company’s combined financial statements.

Leases — The Company leases land under agreements, expiring through 2030, that provide for monthly payments of rent and are accounted for as operating leases for financial reporting purposes. Future minimum lease obligations under various noncancelable operating leases with initial terms in excess of one year at March 31, 2014, are set forth as follows (in thousands):

Years Ending March 31
2015	$936
2016	936
2017	936
2018	936
2019	936
Thereafter	6,566

Total	$11,246

Rent expense for the three months ended March 31, 2014 and 2013, was approximately $0.4 million each period.

7.	FRANCHISE AGREEMENT

The Company has franchise agreements, which became effective on April 11, 2006 and expire on April 11, 2026 with La Quinta Franchising, LLC (“La Quinta Franchising”). La Quinta Franchising is an affiliate of the Fund. Under the franchise agreements, the Company is required to pay a sales and marketing fee equal to 2.5% of the corresponding properties’ annual revenue and a royalty fee equal to 0.33% of the respective properties’ annual revenue upon opening under the La Quinta brand. Total sales and marketing and royalty fees were approximately $0.4 million for each of the three months ended March 31, 2014 and 2013, and were included in management, marketing and related party fees in the accompanying combined statements of operations.

8.	MANAGEMENT OF PROPERTIES

On April 1, 2006, the Company engaged LQ Management LLC (“LQ”), a management company who primarily manages La Quinta franchised hotels, to provide hospitality management services to all of its limited-service hotels. LQ is an affiliate of the Fund. The hospitality management fee payable to LQ is based on 1.67% of the corresponding properties’ annual revenue. The hospitality management agreements expire on April 1, 2026, but may be terminated by either party at any time for any reason upon 30 days written notice.

Hospitality management fees under the agreements totaled approximately $0.2 million for each of the three months ended March 31, 2014 and 2013, and are reflected as a component of management, marketing and related party fees in the accompanying combined statements of operations.

9.	SUBSEQUENT EVENTS

On April 14, 2014, the 14 properties were sold to La Quinta Holdings Inc. for $161.7 million and the outstanding mortgage and mezzanine loans were paid in full.

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